UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2020

HAPPINESS BIOTECH GROUP LIMITED

(Exact name of registrant as specified in its charter)

No. 11, Dongjiao East Road, Shuangxi, Shunchang, Nanping City

Fujian Province, People’s Republic of China
+86-0599-782-8808

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form40-F.

Form 20-F  ☒   Form40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

FORWARD LOOKING STATEMENT

This Report of Foreign Private Issuer on Form 6-K filed by Happiness Biotech Group Limited (together with our subsidiaries, unless the context indicates otherwise, “we,” “us,” “our,” or the “Company”), contains forward-looking statements within the meaning of the Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates,” “believes,” “expects,” “can,” “continue,” “could,” “estimates,” “intends,” “may,” “plans,” “potential,” “predict,” “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels or activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to confirm these statements to actual results, unless required by law.

Recent Development

Initial Public Offering

On October 25, 2019, the Company announced the closing of its initial public offering of 2,000,000 ordinary shares, US$0.0005 par value per share at an offering price of $5.50 per share, for a total of $11,000,000 in gross proceeds. The Company raised total net proceeds of $10,006,813 after deducting underwriting discounts and commission and offering expenses.

Selected Financial Data

The following information is derived from our Unaudited Financial Results for the Six Months Ended September 30, 2019 and 2018, attached hereto as Exhibit 99.1.

Revenues

We generated revenues primarily from manufacture and sales of nutraceutical and dietary supplements made of Lucidum spore powder and others.

The following table presents an overview of our sales from our product lines for the six months ended September 30, 2019 and 2018 respectively:

	For the six months ended September 30,		Variance
	2019	2018	Amount	Percentage
Lucidum spore powder products	$10,948,813	$9,257,583	$1,691,230	18.3%
Percentage Per Total	34.9%	29.5%	5.4%

Cordyceps mycelia products	4,699,302	5,753,333	(1,054,031)	(18.3)%
Percentage Per Total	15.0%	18.3%	(3.3)%

Ejiao solution products	4,299,052	4,708,850	(409,798)	(8.7)%
Percentage Per Total	13.7%	15.0%	(1.3)%

Vitamins and dietary supplements products	3,729,571	4,376,868	(647,297)	(14.8)%
Percentage Per Total	11.9%	13.9%	(2.0)%

American ginseng products	2,316,048	2,425,689	(109,641)	(4.5)%
Percentage Per Total	7.4%	7.7%	(0.3)%

Others	5,364,760	4,910,880	453,879	9.2%
Percentage Per Total	17.1%	15.6%	1.5%
Total	$31,357,546	$31,433,204	$(75,658)	(0.2)%

As of September 30, 2019, we marketed and sold approximately 32 kinds of nutraceutical and dietary supplements products with “Blue Caps” approved by State Food and Drug Administration of PRC (“SFDA”) encompassing over 200 distributors in 27 different provinces and 30 experience stores in China.

Lucidum spore powder products: Our sales from Lucidum spore powder products have grown heavily in the six months ended September 30, 2019, increased by $1,691,230 or 18.3%, to $10,948,813. This rise was mainly attributed to the more intensive marketing activities of Lucidum spore power products and the growth of sales from experience stores.

Cordyceps mycelia products: Compared with the prior year, it accounts for 15.0% of our total revenues of the six months ended September 30, 2019. The revenues generated from sales of Cordyceps mycelia products dropped from18.3% due to heavier competition in traditional nutrition market and lower retail prices of Cordycepts mycelia products.

Ejiao solution products months: The sales of Ejiao solution products accounted for 13.7% and 15% of revenue recognized during the six months ended September 30, 2019 and 2018, respectively. As compared with the six months ended September 30, 2018, our sales of Ejiao solution products months decreased slightly by $409,798, or 1.3% for the six months ended September 30, 2019. The decrease of Ejiao products was mainly due to pricing competition in traditional nutrition market.

Other products: The sales of other products accounted for 17.1% and 15.6% of revenue recognized during the six months ended September 30, 2019 and 2018, respectively. Our sales of other products increased by $453,879, or 9.2% for the six months ended, September 30, 2019. This growth is primarily attributable to increase of sales volume of our newly promoted Lucidum enriched products, such as Lucidum snake oil cream.

Cost of Revenue

Cost of revenue decreased by $54,648, or 0.4%, from $15,586,713 for the six months ended September 30, 2018 to $15,532,065 for the six months ended September 30, 2019. Gross margins are relatively stable for six months period ended September 30, 2019 compared to that for the six months period ended September 30, 2018; amounted to be 50.5% and 50.4% for the six months ended September 30, 2019 and 2018, respectively.

Selling and Marketing Expenses

The selling expenses increased from $3,320,375 for the six months ended September 30, 2018 to $3,593,053 for the six months ended September 30, 2019, representing an increase of $272,678, or 8.2%. The increase was primarily due to increases in commercial and advertising cost strengthening our brands during the six months ended September 30, 2019.

General and Administrative Expenses

The general and administrative expenses increased from $970,036 for the six months ended September 30, 2018 to $1,275,679 for the six months ended September 30, 2019, representing an increase of $305,643, or 31.5%. The increase was primarily due to increases in professional fees incurred for brand advertisement.

Research and Development Expenses

The research and development expenses were relatively stable comparing these two reporting periods. These expenses were $1,172,894 and $1,134,505 for the six months ended September 30, 2018 and for the six months ended September 30, 2019 respectively.

Income from Operations

The income from operations decreased from $10,383,186 for the six months ended September 30, 2018 to $9,822,244 for the six months ended September 30, 2019, representing a decrease of $560,942, or 5.4%. The decrease was primarily due to increases in general and administrative fees incurred for brand advertisement.

Income Tax

We incurred income tax expense of $1,484,154 for the six months ended September 30, 2019, representing a decrease of $72,846 or 4.7%, compared to $1,554,000 for the six months ended September 30, 2018. Our effective income tax rates for the six months ended September 30, 2019 and 2018 were 15.0%.

Net income

As a result of the foregoing, net income for the six months ended September 30, 2019 was $8,423,297 representing a decrease of $381,523, or 4.3% from $8,804,820 for the six months ended September 30, 2018. Net margin was 26.9% for the six months ended September 30. 2019 and 28% for the six months ended September 30, 2018.

Liquidity and Capital Resources

As of September 30, 2019 and March 31, 2019, we had cash and cash equivalents of $23,832,048 and $14,800,772 respectively. We did not have any other short-term investments.

As of September 30, 2019 and March 31, 2019, our current assets were approximately $59.5 million and $54.8 million, respectively, and our current liabilities were approximately $5.1 million and $4.7 million, respectively.

Net cash provided by operations for the six months ended September 30, 2019 was $8,943,354 and net cash provided by operations for the six months ended September 30, 2018 was $5,101,977.

HAPPINESS BIOTECH GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2019 AND MARCH 31, 2019

(UNAUDITED)

(IN U.S. DOLLARS)

	As of September 30,	As of March 31,
	2019	2019
ASSETS
Current assets
Cash and cash equivalents	$23,832,048	$14,800,772
Accounts receivable	28,810,062	32,011,536
Inventories	1,904,463	1,970,735
Prepaid expenses	4,955,690	6,057,216
Total current assets	59,502,263	54,840,259

Property, plant and equipment, net	7,163,077	7,807,045
Land use rights, net	729,089	774,374
Other assets	3,921,069	2,257,370
TOTAL ASSETS	$71,315,498	$65,679,048

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$1,677,328	$1,664,002
Other payables and accrued liabilities	754,433	1,117,661
Income tax payable	608,604	942,160
Short-term bank borrowings	2,035,940	1,039,578
TOTAL LIABILITIES	5,076,305	4,763,401

COMMITMENTS AND CONTINGENCIES	-	-

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.0005 par value, 100,000,000 shares authorized, 23,000,000 shares issued and outstanding	11,500	11,500
Additional paid-in capital	5,702,663	5,702,663
Statutory surplus reserve	2,064,096	2,064,096
Retained earnings	62,358,466	53,935,169
Accumulated other comprehensive loss	(3,897,532)	(797,781)
Total shareholders’ equity	66,239,193	60,915,647

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$71,315,498	$65,679,048

HAPPINESS BIOTECH GROUP LIMITED

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2019 AND 2018

(UNAUDITED)

(IN U.S. DOLLARS)

	For the six months ended September 30,
	2019	2018
Revenues	31,357,546	31,433,204
Cost of revenues	(15,532,065)	(15,586,713)
Gross profit	15,825,481	15,846,491

Operating expenses:
Selling and marketing	3,593,053	3,320,375
General and administrative	1,275,679	970,036
Research and development	1,134,505	1,172,894
Total operating expenses	6,003,237	5,463,305

Operating income	9,822,244	10,383,186

Other income (expenses):
Interest income	29,841	16,251
Interest expense	(42,886)	(47,107)
Other income	95,252	6,490
Total other income	82,207	(24,366)

Income before income taxes	9,904,451	10,358,820

Income tax provision	(1,481,154)	(1,554,000)

Net income	8,423,297	8,804,820

Other comprehensive loss:
Foreign currency translation adjustment	(3,099,751)	(4,169,657)
Comprehensive income	$5,323,546	$4,635,163

Basic and diluted earnings per ordinary share
Basic and diluted	$0.37	$0.38
Weighted average number of ordinary shares outstanding
Basic and diluted	23,000,000	23,000,000

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.

Exhibits.

Exhibit	Description
99.1	Happiness Biotech Group Limited Unaudited Financial Results for the Six Months Ended September 30, 2019 and 2018

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Happiness Biotech Group Limited

Date: January 10, 2020	By:	/s/ Xuezhu Wang
Xuezhu Wang Chief Executive Officer